UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):       ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Alliance Semiconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable
2900 Lakeside Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2831

City, State and Zip Code
PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Additional time is required in order to complete the preparation of the Company’s condensed consolidated financial statements as of and for the quarter ended June 30, 2007. In the course of reviewing the financial statements for the period ended June 30, 2007, the Company determined to make immaterial reclassifications and related adjustments with respect to that period. The Company is implementing those minor adjustments, which will not impact the Company’s cash position or net income, prior to filing its Quarterly Report on Form 10-Q. As a result of the foregoing, the Company could not file the Form 10-Q within the prescribed time period without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karl H. Moeller, Jr.	(408)	855-4900

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As disclosed in the Company’s previous filings, the Company sold its operating business units during 2006. Since then, including during the fiscal quarter ended June 30, 2007, the Company has continued to sell remaining assets. The Company anticipates that net income per share for the fiscal quarter ended June 30, 2007 will be approximately $0.11. Net income per share for the corresponding period for the previous fiscal year was $0.01. However, the Company does not believe that period-to-period comparisons of its results of operations are necessarily meaningful, given its departure from the semiconductor business, and does not believe such comparisons should be relied upon as indications of future performance.

Alliance Semiconductor Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Melvin L. Keating
Melvin L. Keating
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).